Exhibit 99(d)

Energy Future Intermediate Holding Company LLC Consolidated

Adjusted EBITDA Reconciliation

	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2009	Twelve Months Ended September 30, 2010	Twelve Months Ended September 30, 2009
Net income (loss)	$142	$80	$136	$(593)
Income tax benefit	(59)	(70)	(82)	(91)
Interest expense and related charges	233	207	305	273
Depreciation and amortization	—	—	—	—

EBITDA	$316	$217	$359	$(411)

Oncor EBITDA	—	—	—	—
Oncor Holdings distributions/dividends (a)	141	117	239	1,487
Interest income	(76)	—	(80)	(2)
Equity in earnings of unconsolidated subsidiary (net of tax)	(240)	(217)	(278)	414
Other	—	1	—	1

Adjusted EBITDA per Incurrence Covenant	$141	$118	$240	$1,489
Add back Oncor Holdings Adjusted EBITDA (reduced by Oncor Holdings distributions/dividends)	1,053	926	1,248	(148)

Adjusted EBITDA per Restricted Payments Covenant	$1,194	$1,044	$1,488	$1,341

(a)	Twelve months ended September 30, 2009 amount includes $1.253 billion distribution of net proceeds from the sale of Oncor noncontrolling interests in November 2008.